# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mercer International Inc., CIK 0001333274
CUSIP: 588056101
Title of class of securities: Common Stock, par value $1.00
Address of issuer's principal executive offices: Suite 1120, 700 West Pender Street, Vancouver, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 01/19/2021
Filed by CIK 0000897485
Persons authorized to receive notices and communications: IAT Reinsurance Company Ltd., Attn: David Pirrung, 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina (NC), 27609, (919) 833-1600

## Reporting persons
- Peter R. Kellogg (CIK 0000897485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,730,672; shared voting power 18,220,000; sole dispositive power 8,730,672; shared dispositive power 18,220,000; aggregate amount beneficially owned 26,950,672 (40.25% of the class)
- Charles K. Kellogg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 20,220,000; sole dispositive power 0; shared dispositive power 20,220,000; aggregate amount beneficially owned 20,220,000 (30.2% of the class)
- Goose Creek Capital, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 18,220,000; sole dispositive power 0; shared dispositive power 18,220,000; aggregate amount beneficially owned 18,220,000 (27.2% of the class)
- IAT Reinsurance Company Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 11,920,000; sole dispositive power 0; shared dispositive power 11,920,000; aggregate amount beneficially owned 11,920,000 (17.8% of the class)
- IAT Insurance Group, Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 6,217,000; sole dispositive power 0; shared dispositive power 6,217,000; aggregate amount beneficially owned 6,217,000 (9.28% of the class)
- Harco National Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); source of funds: other (OO); sole voting power 0; shared voting power 6,217,000; sole dispositive power 0; shared dispositive power 6,217,000; aggregate amount beneficially owned 6,217,000 (9.28% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00
Name of issuer: Mercer International Inc.
Address of issuer's principal executive offices: Suite 1120, 700 West Pender Street, Vancouver, British Columbia Canada (A1), V6C 1G8
Comment:
EXPLANATORY NOTE:

This Amendment No. 12 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D previously filed by Peter Kellogg with respect to the Common Stock, par value $1.00 per share (the "Shares"), of Mercer International Inc. (the "Issuer"). This Amendment is being filed to reflect (i) the transfer by Peter Kellogg to Charles Kellogg of all 100,005 issued and outstanding shares of Class A Voting Preferred Stock, par value $1.00 per share, of Goose Creek Capital, Inc., a Wyoming corporation, effected pursuant to the Stock Purchase Agreement dated December 2, 2019, and (ii) the addition as Reporting Persons of Charles Kellogg and Goose Creek Capital, Inc. as well as IAT Reinsurance Company Ltd., IAT Insurance Group, Inc. and Harco National Insurance Company, each of which is an intermediate holding company or insurance subsidiary in the Goose Creek Capital, Inc. corporate ownership chain whose Shares were included in the aggregate beneficial ownership reported in prior filings but who were not separately identified as Reporting Persons therein. Except as expressly set forth herein, all information in the Schedule 13D, as previously amended, remains unchanged and is incorporated herein by reference.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed jointly by Peter Kellogg, Charles Kellogg, Goose Creek Capital, Inc., IAT Reinsurance Company Ltd., IAT Insurance Group, Inc. and Harco National Insurance Company (collectively, the "Reporting Persons").
Residence or business address:
Peter Kellogg is an individual and a citizen of the United States. His principal business address is 48 Wall Street, New York, New York, 10005. His present principal occupation is an investor.

Charles Kellogg is an individual and a citizen of the United States. His principal business address is 48 Wall Street, New York, New York, 10005. His present principal occupation is an investor.

Goose Creek Capital, Inc. is a corporation organized under the laws of the State of Wyoming, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. Goose Creek Capital, Inc. is a holding company. The Class A Preferred voting shares of Goose Creek Capital, Inc. are owned by Charles Kellogg.

IAT Reinsurance Company Ltd. is a company organized under the laws of the Cayman Islands, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. IAT Reinsurance Company Ltd. is a Cayman Islands Class B insurance company. IAT Reinsurance Company Ltd. is a wholly-owned subsidiary of Goose Creek Capital, Inc., a Wyoming corporation.

IAT Insurance Group, Inc. is a corporation organized under the laws of the State of North Carolina, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. IAT Insurance Group, Inc. is an insurance holding company and a wholly-owned subsidiary of IAT Reinsurance Company Ltd.

Harco National Insurance Company is a corporation organized under the laws of the State of Illinois, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. Harco National Insurance Company is an insurance company and a wholly-owned subsidiary of IAT Insurance Group, Inc.
Present principal occupation or employment: The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of each Reporting Person (each of such directors and officers, a "Covered Person" and collectively, the "Covered Persons") are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.
Criminal convictions in the last five years: Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 6,300,000 Shares held directly by Goose Creek Capital, Inc. were acquired using its general working capital. The 5,703,000 Shares held directly by IAT Reinsurance Company Ltd. were acquired using its general working capital. The 889,141 Shares held directly by Harco National Insurance Company, and its direct and indirect subsidiaries -- TransGuard Insurance Company of America, Inc. (1,055,000 Shares), Commercial Alliance Insurance Company (310,000 Shares), Acceptance Indemnity Insurance Company (535,000 Shares), Acceptance Casualty Insurance Company (410,000 Shares), Occidental Fire & Casualty Company of North Carolina (510,000 Shares), and Wilshire Insurance Company (630,000 Shares) -- were each acquired using the general working capital of the respective entity.

The 2,000,000 shares held by Bermuda Partners, the 630,000 Shares held by the Kellogg Family Trust, the 1,000,000 Shares held by the Peter & Cynthia Kellogg Foundation, the 1,360,000 Shares held by the Non-Marital Trust FBO PRK, the 10,0000 Shares held by the Kirkland "A" Trust, the 10,000 Shares held by the Kirkland "B" Trust, the 35,000 Shares held by the Myth & Barnegat Restoration Society, were each acquired using the general assets of the respective entity. The 1,385,672 Shares held directly by Peter Kellogg and 2,300,000 Shares held directly by Cynthia Kellogg were acquired from their personal funds.

The 100,005 shares of Class A Voting Preferred Stock of Goose Creek Capital, Inc. held by Charles Kellogg were acquired from Peter Kellogg pursuant to the Stock Purchase Agreement dated December 2, 2019.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 2, 2019, Peter Kellogg (as seller) and Charles Kellogg (as buyer) entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Peter Kellogg sold to Charles Kellogg all 100,005 issued and outstanding shares of Class A Voting Preferred Stock, par value $1.00 per share, of Goose Creek Capital, Inc., representing all of the voting equity of Goose Creek Capital, Inc. The transaction closed on January 19, 2021, at which time, subject to the oral agreement described in Item 6 below, Charles Kellogg indirectly acquired voting control over the Shares held by Goose Creek Capital, Inc. and its direct and indirect subsidiaries, including IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., Harco National Insurance Company, and Harco's direct and indirect insurance subsidiaries. This Amendment also reflects the addition as Reporting Persons of IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., and Harco National Insurance Company, each of which was omitted as a named Reporting Person from prior filings notwithstanding that the Shares held through each such entity were included in the aggregate beneficial ownership figures reported therein.

The Reporting Persons acquired their respective Shares in the ordinary course of business and/or for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of Shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares in the open market, in privately negotiated transactions, or otherwise; selling all or a portion of the Shares beneficially owned by them in the open market, in privately negotiated transactions, or otherwise; or engaging in discussions with management and/or the board of directors of the Issuer concerning the business, operations, strategy, and/or future plans of the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) The information required by Items 5(a) and 5(b) is set forth on the cover pages of this Schedule 13D and is incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own in the aggregate 26,950,672 Shares, representing approximately 40.25% of the Shares outstanding, based on 66,982,506 Shares outstanding. The following table summarizes the beneficial ownership of each Reporting Person:

Total
Sole Voting / Shared Voting / Beneficial
Reporting Person Dispositive Dispositive Ownership % of Class

Peter Kellogg 8,730,672 18,220,000 26,950,672 40.25%

Charles Kellogg 0 20,220,000 20,220,000 30.20%

Goose Creek Capital, Inc. 0 18,220,000 18,220,000 27.20%

- of which: IAT Reinsurance
Company Ltd. 0 11,920,000 11,920,000 17.80%
- of which: IAT Insurance
Group, Inc. 0 6,217,000 6,217,000 9.28%
- of which: Harco National
Insurance Company 0 6,217,000 6,217,000 9.28%

Goose Creek Capital, Inc. directly holds 6,300,000 Shares and is attributed an additional 11,920,000 Shares held through its subsidiary chain, for an aggregate of 18,220,000 Shares, all of which are reported as shared voting and dispositive power because such Shares are shared with Peter Kellogg and Charles Kellogg. IAT Reinsurance Company Ltd. directly holds 5,703,000 Shares and is attributed an additional 6,217,000 Shares held through IAT Insurance Group, Inc. and Harco National Insurance Company, for an aggregate of 11,920,000 Shares, all of which are reported as shared voting and dispositive power. Harco National Insurance Company directly holds 2,767,000 Shares and is attributed an additional 3,450,000 Shares held by its direct and indirect insurance subsidiaries, for an aggregate of 6,217,000 Shares, all of which are reported as shared voting and dispositive power. Charles Kellogg is deemed to beneficially own the 18,220,000 Shares attributed to Goose Creek Capital, Inc. plus 2,000,000 Shares held by Bermuda Partners, which he controls. Peter Kellogg is deemed to beneficially own 26,950,672 Shares, consisting of shared voting and dispositive power over the 18,220,000 Shares attributed to Goose Creek Capital, Inc. and sole voting and dispositive power over the remaining 8,730,672 Shares. Each of IAT Reinsurance Company Ltd., IAT Insurance Group, Inc. and Harco National Insurance Company files this Amendment as a Reporting Person solely by reason of its position in the Goose Creek Capital, Inc. corporate ownership chain.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Charles Kellogg is the beneficial owner of the Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 or for any other purpose, and Charles Kellogg expressly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: On June 1, 2026, Peter Kellogg purchased 419,743 Shares in open market transactions for prices between $0.8984 per Share and $0.91 per Share. Except as otherwise described herein, no transactions in the Shares have been effected by any Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement in connection with the filing of this Amendment, a copy of which is filed herewith as Exhibit 99.1.

For as long as the Reporting Persons have had beneficial ownership of any of the Shares, there has been an oral agreement among Peter Kellogg and his family members, including Charles Kellogg, and the family owned entities described in Item 5 of this Report on Schedule 13D, pursuant to which Peter Kellogg has the exclusive right to make all decisions related to the voting, holding, acquiring or disposing of the Shares held by such persons, and that none of his family members, including Charles Kellogg, would exercise any power with respect to the voting, holding, acquiring or disposing of the Shares other than as directed by Peter Kellogg. As such, the filing of this Schedule 13D shall not be deemed an admission that Charles Kellogg is the beneficial owner of any of the Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 or for any other purpose, and Charles Kellogg expressly disclaims beneficial ownership of the Shares referred to herein except to the extent of his pecuniary interest.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement and Power of Attorney of the Reporting Persons

## Signatures
- Peter R. Kellogg: /s/ Peter R. Kellogg, Peter R. Kellogg (07/31/2026)
- Charles K. Kellogg: /s/ Charles K. Kellogg, Charles K. Kellogg (07/31/2026)
- Goose Creek Capital, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- IAT Reinsurance Company Ltd.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- IAT Insurance Group, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- Harco National Insurance Company: /s/ David Pirrung, David Pirrung/President (07/31/2026)